UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012.

Commission File No. 000-22828

MILLICOM INTERNATIONAL

CELLULAR S.A.

15, rue Léon Laval
L-3372 Leudelange
Grand-Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated August 14, 2012

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: August 14, 2012	By:	/s/ Mikael Grahne
	Name:	Mikael Grahne
	Title:	President and Chief Executive Officer

3

PRESS RELEASE Stockholm August 14, 2012

MILLICOM & ROCKET INTERNET TO OFFER ONLINE SERVICES IN LATIN AMERICA & AFRICA

Stockholm, August 14, 2012 — Millicom International Cellular S.A. (“Millicom”) (Stockholmsbörsen: MIC) today announces the signing of an agreement with Rocket Internet GmbH (“Rocket Internet”) to jointly develop franchises in the online sector in Latin America and Africa.

Over a four year period, Millicom has the option to gradually acquire controlling stakes in two subsidiaries of Rocket Internet called Latin America Internet Holding (“LIH”) and Africa Internet Holding (“AIH”). LIH and AIH develop and offer services through franchises operating in 5 categories namely e-Commerce (such as “Kanui”), Marketplaces (such as “Airu”), Subscription (such as “YepDoc”), Lead Generation and Payments, in the largest markets in Latin America and Africa. As Millicom has a clearly defined path to control, these businesses will be fully consolidated from closing and reported as a sixth category called Online.

Currently LIH and AIH control 8 operating businesses with combined estimated revenues of circa EUR35 million in 2012. Both holdings are required to launch a number of new businesses in Latin America and Africa over the next 3 years. Accumulated start-up losses over the first three years of operation are expected to be below EUR250 million. Over time, Millicom expects to extend similar services to its existing markets, generating both additional revenues and costs synergies.

Upon closing, Millicom will acquire a 20% stake in both LIH and AIH, through two reserved capital increases. Millicom has been granted options to increase its stakes up to 50% without management rights over 24 months and a final option to acquire the remaining 50% of these two holdings with full management rights by no later than September 2016 at fair market value. The total consideration to be paid to acquire the first 50% will be EUR340 million in three instalments (EUR85 million upon closing expected in Q4 2012).

Mikael Grahne, Millicom’s President and CEO, commented: “We are pleased to partner with Rocket Internet to develop an online and e-commerce franchise in Latin America and Africa, where these promising sectors are nascent. Rocket Internet has a proven track record of rapidly developing successful operations in the online and e-commerce sectors. Millicom has a strong know-how of operating in the fast moving consumer goods industry in Latin America and Africa.

August 14, 2012 — Millicom & Rocket Internet to offer online services in Latin America & Africa	Page 1 of 2

In the same way as we have brought affordable mobile telephony services to emerging markets customers, with today’s deal, we will bring e-commerce and online services to people in Latin America and Africa. We believe that online services in emerging markets have the potential to go beyond the convenience they successfully brought in developed markets. Through Online we will enable access to a much more diversified product offering than what is currently available in emerging markets.

We expect to reinforce our growth profile with this further product/service and geographic diversification of our activity. This investment is fully in line with our objective to strike the right balance between growth and returns. The fact that we invest gradually and that we are partnering with proven experts in the online industry should facilitate speed of execution and likelihood of success while limiting risks.”

Contacts

Chief Financial Officer
François-Xavier Roger	Tel: +352 27 759 327

Investor Relations
Justine Dimovic	Tel: +352 691 750 479

Visit our web site at www.millicom.com

About Millicom

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 13 countries in Latin America and Africa. It also operates various combinations of fixed telephony, cable and broadband businesses in five countries in Central America. The Group’s mobile operations have a combined population under license of approximately 270 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof.  All written or oral forward-looking statements attributable to Millicom International Cellular S.A., and Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above.  Millicom does not intend to update these forward-looking statements.

About Rocket Internet

Co-founded in 2007 by Oliver, Marc and Alexander Samwer, Rocket Internet is a company that incubates and develops e-commerce and other online, consumer-oriented companies. Kinnevik owns 25% of Rocket Internet. Rocket Internet’s portfolio comprises companies that are active in e-commerce of fashion or furniture, in the online payment sector, companies that create market places for customers to trade, companies selling subscription services (dating websites etc…) and lastly companies in the Lead generation category such as listed Groupon.

August 14, 2012 — Millicom & Rocket Internet to offer online services in Latin America & Africa	Page 2 of 2

ENTERING ONLINE SERVICES Millicom International Cellular S.A. August 14, 2012

Millicom International Cellular S.A. 2 Disclaimer This presentation may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in the forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors. All forward-looking statements in this presentation are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

Millicom International Cellular S.A. 3 Strategic rationale for the deal Diversification . Addition of complementary product lines Entering large and wealthy markets in Latin America and Africa Opportunity for leadership Window of opportunity to capture an upfront leadership position in the online sector in Latin America and Africa as we did entering early with mobile telephony Existing knowledge Opportunity to leverage on our FMCG knowledge and expertise New sector expertise Partnering with proven experts in Online and e-commerce with outstanding track record of scaling up online franchises in developed and EMExpanding into Online services as penetration of mobile and fixed internet grows Innovation Innovative approach to value creation: moving down the value chain to capture more of the value created by telecom services (access to the internet as an enabler) Growth Nascent e-commerce and online industry in key Emerging Markets (EM) Higher potential in EM where traditional retail distribution is less developed

Millicom International Cellular S.A. 4 Business Model Type Description Selected Rocket Internet companies* Commerce Sale of physical goods online Marketplace Online market place for buyers and sellers to meet Lead Generation Creation and monetization of customers’ interest or inquiry into a business’ products or services online Subscription Sale of access to a premium subscription-based service Payments Online payment systems Rocket Internet- Experts in Online services Services mentioned above illustrates the comprehensive service offering from Rocket Internet. Some similar services have been already marketed by Rocket Internet or may be marketed jointly by Rocket Internet and Millicom in the future as part of their LIH / AIH agreement.

Millicom International Cellular S.A. 5 Progressive investment between 2012 and 2016 5 EUR million LIH AIH Total cash injection MIC shareholding Closing- expected Oct 2012 50 35 85 20% Sept 2013- call option for capital increase 50 35 85 35% Sept 2014- call option for capital increase 100 70 170 50% Total Phase 1- to 50% stakes 200 140 340 50% .Staged investments aligned with anticipated cash needs of the ventures .Final option to acquire remaining 50% stakes and transfer management rights at fair market value to be exercised by September 2016 at the latest

Millicom International Cellular S.A. 6 Investments in 2 subsidiaries of Rocket Internet Latin America Internet Holding (“LIH”) Rocket Millicom New Venture #1,2,3, FASHION GENERAL MERCHANDISE FURNITURE New venture #1, 2, 3 Rocket Millicom 50% 50% New Venture #1 New Venture #3 New Venture #2 New Venture #4,5,6... Africa Internet Holding (“AIH”) Other Investors 50% 50% Other Investors After Phase 1 Source: Rocket Internet * Economic interest. 62.9%* 66.5%* 73.8%* 62.9%* 73.1%* 51.5%* 51.5%* 51.5%* 51.5%*

Millicom International Cellular S.A. 7 Full consolidation from end 2012 Sixth Category: Online Expected revenues for FY2012: circa EUR35m Guidance for 2013 Online revenues and EBITDA losses will be provided in February with our FY2012 group results Online - Expected accumulated EBITDA losses of EUR250m (2013-15) At Maturity: 15-25% EBITDA margin, low Capex